Exhibit 99.a.3

[Keller Letterhead]

[date], 200__

Dear Shareholder,

        As previously announced on November 20, 2003, The Keller Manufacturing Company, Inc. intends to engage in a going private transaction, in which the Company will effect a 1-for-500 reverse stock split of its common stock, no par value. If you hold only fractional shares of the common stock immediately following the reverse stock split, you will be paid cash in an amount of $4.00 for each share of common stock you held prior to the reverse stock split and you will no longer be a shareholder of the Company. Completion of this reverse stock split will result in the Company having less than 300 shareholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. Shortly following the reverse stock split, the Company will effect a 500-for-1 forward stock split for those shareholders who continue to hold at least one whole share of common stock. This means that if you hold 500 or more whole shares of common stock prior to the reverse stock split, you will hold that same number of shares following the forward stock split.

        Under Indiana law and the Articles of Incorporation of the Company, the Board of Directors of the Company may amend the Company’s Articles of Incorporation to conduct both the reverse stock split and the forward stock split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for these actions and no vote is sought in connection with these actions. Under Indiana law, shareholders are not entitled to dissenters’ rights in connection with this type of going private transaction.

        The attached document contains details on the proposed transaction and we urge you to read it very carefully.

        Thank you for your continued loyalty and support.

        Keith A. Williams
        President and Chief Executive Officer

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS
OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION
CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
The Company	1
Going Private Transaction; Purposes	1
Reasons for the Transaction	1
Fairness of the Transaction and Fairness Opinion	2
Potential Conflicts of Interest	2
Effect on Market for Shares	2
Shareholder Approval	2
No Dissenters' Rights	2
Stock Certificates	2
Federal Tax Consequences	3
Reservation	3
SUMMARY FINANCIAL INFORMATION	4
Summary Historical Financial Information	4
Selected Per Share Financial Information	5
Market Prices and Dividend Information	5
Summary Pro Forma Financial Information	6
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	7
SPECIAL FACTORS	8
Going Private Transaction; Purposes	8
Reasons for the Transaction	9
Fairness of the Transaction	10
Fairness Opinion of Financial Advisor	11
Potential Conflicts of Interest	19
Certain Effects of the Transaction	19
Shareholder Approval	21
Dissenters' Rights	21
Conduct of Business Following Transaction	21
Federal Tax Consequences	21
Fees and Expenses	22
Reservation	22
THE PARTIES	23
The Keller Manufacturing Company, Inc.	23
Security Ownership of Management	23
Officers and Directors	24
Stock Plans of the Company	25
Stock Buy Back Program	26
WHERE YOU CAN FIND MORE INFORMATION	27
DOCUMENTS INCORPORATED BY REFERENCE	27

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SUMMARY TERM SHEET

This summary term sheet highlights selected information from this disclosure document about the proposed transaction. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the transaction, you should carefully read this disclosure document and all of its annexes. For your convenience, we have directed your attention to the location in this disclosure document where you can find a more complete discussion of each item listed below.

As used in this disclosure document, “the Company”, “we”, “ours” and “us” refer to The Keller Manufacturing Company, Inc., and the transaction refers to the reverse and forward stock splits, together with the related cash payments to shareholders holding fewer than 500 shares at the effective time of the reverse stock split.

The Company

The Keller Manufacturing Company, Inc. is a company incorporated under the laws of the state of Indiana. The Company is a leading manufacturer of solid wood bedroom, dining room and occasional furniture. The Company’s furniture is sold through middle to upper-middle priced retailers in all 50 states and Canada. The Company has its principal executive offices at 701 North Water Street, Corydon, Indiana 47112. The Company’s telephone number is (812) 738-2222. See “The Parties – The Keller Manufacturing Company, Inc.” Shares of the common stock of the Company are currently traded on the OTC Bulletin Board under the trading symbol KMFC.OB.

Going Private Transaction; Purposes

•
The Company intends to engage in a going private transaction which would reduce the number of holders of the common stock of the Company to less than 300 and enable the Company to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

•
As a result, the common stock will no longer be traded on the OTC Bulletin Board and it is expected that any trading in the Company’s common stock will occur only in the “pink sheets” or in privately negotiated sales.

•	Going private will significantly change the public disclosures of the Company.

•
In order to accomplish the going private transaction, there will be a 1-for-500 reverse stock split of the common shares, in order to reduce the number of shareholders to less than 300. If you hold only fractional shares of the common stock immediately following the reverse stock split, you will be paid cash in an amount equal to $4.00 for each share of common stock that you held prior to the reverse stock split and will no longer be a shareholder of the Company. See “Special Factors – Going Private Transaction; Purposes – The Reverse Stock Split.”

•
Shortly following the reverse stock split, the Company will conduct a 500-for-1 forward stock split for those shareholders who continue to hold at least one or more whole shares of common stock following the reverse stock split. If you hold at least one whole share after the reverse stock split, following this forward stock split, you will hold the same number of shares of common stock which you originally held prior to the reverse stock split. See “Special Factors – Going Private Transaction; Purposes – The Forward Stock Split.”

See “Special Factors – Going Private Transaction; Purposes.”

Reasons for the Transaction

The Company is engaging in a going private transaction for a number of reasons, including:

•	to reduce the corporate costs associated with being a “reporting company” under the Securities Exchange Act of 1934;

•
to reduce the indirect costs associated with being a public company in the form of a reduction in management productivity as a result of compliance with the reporting requirements for public companies;

•	to reduce the competitive disadvantage to the Company of publicly disclosing certain information;

•	the Company has a small market capitalization and has received no capital raising benefit from being a reporting company; and

•	the Company does not believe that it has derived any significant benefit from being a public company, and believes the marginal benefit received is heavily outweighed by the costs described above.

See “Special Factors – Reasons for the Transaction.”

Fairness of the Transaction and Fairness Opinion

The Board of Directors of the Company believes that the transaction is fair from a financial point of view to the shareholders of the Company. The Company has also received a fairness opinion from BB&T Capital Markets, a division of Scott & Stringfellow, Inc. (“BBTCM”), its financial adviser, that the cash consideration to be received by fractional shareholders is fair to such shareholders as well as the remaining shareholders from a financial point of view. The fairness opinion is attached as Annex A to this disclosure document and we encourage you to read the opinion carefully in its entirety. See “Special Factors – Fairness of the Transaction” and “Special Factors – Fairness Opinion.”

Potential Conflicts of Interest

The executive officers and Directors of the Company may have interests in the transaction that are different from your interests as a shareholder. See “Special Factors – Potential Conflicts of Interest;” “Special Factors – Employee Stock Options” and “The Parties – Security Ownership of Management.”

Effect on Market for Shares

The common stock of the Company is currently traded on the OTC Bulletin Board. We expect that after the transaction the common stock will be delisted from the OTC Bulletin Board. This delisting, together with the reduction in public information concerning the Company as a result of its no longer being required to file reports under the Securities Exchange Act of 1934, will further reduce the liquidity of the common stock. See “Special Factors – Certain Effects of the Transaction.”

Shareholder Approval

You are not being asked to vote in connection with this transaction.

Pursuant to Section 23-1-38-2 of the Indiana Code, shareholder approval is not required for this type of going private transaction or for the amendments to the Articles of Incorporation of the Company and no vote of the shareholders is being sought. See “Special Factors – Shareholder Approval.”

No Dissenters’ Rights

Under Indiana law, shareholders are not entitled to dissenters’ rights in connection with this type of going private transaction. See “Special Factors – Dissenters’ Rights.”

Stock Certificates

You should not send your stock certificates to the Company now. Once the transaction is completed, we will send instructions on how to receive any cash payments you may be entitled to receive.

Federal Tax Consequences

There should be no material federal tax consequences to you if you continue to be a shareholder of the Company following the consummation of the transaction. Your basis in the shares you currently hold should carry forward as your basis in the new shares you will receive after the forward stock split.

The Company believes that, if you receive cash in exchange for fractions of shares of common stock following the reverse stock split, the transaction will be treated as a taxable transaction for United States federal income tax purposes. Generally shareholders receiving cash in the transaction will recognize a gain or loss for United States federal income tax purposes based on the difference between the tax basis of the shares of common stock held immediately prior to the effective time of the reverse stock split and $4.00. If shares of the common stock of the Company are held by a shareholder as capital assets, gain or loss recognized by the shareholder will be capital gain or loss, and will be long-term capital gain or loss if the shareholder’s holding period for the shares of common stock exceeds twelve months. Under present law, long-term capital gains recognized by an individual shareholder will generally be taxed at a maximum marginal federal tax rate of 15%, and long-term capital gains recognized by a corporate shareholder will be taxed at a maximum marginal federal tax rate of 35%. In addition, under present law, the ability to use capital losses to offset ordinary income is generally limited for shareholders that are individuals to the amount of capital gains recognized during a tax year plus $3,000.

Tax matters are complicated and the tax consequences of the merger to each shareholder will depend on the facts of that shareholder’s situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the transaction to you. See “Special Factors – Federal Tax Consequences.”

Reservation

The Company reserves the right to abandon the transaction any time before the filing of the necessary amendment to the Articles of Incorporation with the Indiana Secretary of State. The Company also reserves the right to abandon or delay the transaction if there is pending litigation regarding the transaction.

SUMMARY FINANCIAL INFORMATION

Summary Historical Financial Information

The following summary of historical consolidated financial data was derived from the Company’s audited consolidated financial statements as of and for each of the years ended December 31, 2001 and December 31, 2002 and from the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2002 and September 30, 2003. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003 or any other interim period. This financial information is only a summary and should be read in conjunction with the audited consolidated financial statements of the Company and the other financial information included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, each filed by the Company with the Securities and Exchange Commission (“SEC”), which information is incorporated by reference into this disclosure document. See “Where You Can Find More Information” and “Documents Incorporated by Reference”.

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
Statement of Operations Data:	2002	2001	2003	2002
Net Sales	$35,868,888	$43,283,395	$17,697,230	$27,845,113
Gross Profit (Loss)	1,289,317	4,634,114	(503,494)	2,397,087
Operating Loss	(6,890,780)	(3,602,975)	(7,655,105)	(3,363,208)
Net Loss	(4,266,260)	(2,250,411)	(8,126,953)	(1,998,241)

	Year Ended December 31,		As of September 30, (unaudited)
Balance Sheet Data:	2002	2001	2003	2002
Current Assets	$21,404,303	$24,156,797	$15,945,610	$22,989,521
Total Assets	30,555,808	35,983,055	21,377,445	33,718,916
Current Liabilities	4,110,213	2,921,184	3,649,967	3,248,698
Shareholder's Equity	24,756,461	31,794,867	16,176,924	29,190,568

Selected Per Share Financial Information

The following table sets forth selected historical per share financial information for the Company. The information presented below is derived from the consolidated historical financial statements of the Company, including the related notes thereto. You should read this table in conjunction with the audited consolidated financial statements of the Company and the other financial information included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, each filed by the Company with the Securities and Exchange Commission (“SEC”), which information is incorporated by reference into this disclosure document. See “Where You Can Find More Information” and “Documents Incorporated by Reference”.

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2002	2001	2003	2002
Net Income (Loss) Per Share of Common Stock,
Basic and Dilutive -
Based on weighted average number of shares
outstanding of 5,385,493 and 5,565,780 for the
years ended December 31, 2002 and 2001,
respectively, and 5,240,751 and 5,397,065 for the
nine months ended September 30, 2003 and 2002
respectively	$(0.79)	$(0.40)	$(1.55)	$(0.37)

Market Prices and Dividend Information

Shares of the common stock of the Company are currently traded on the OTC Bulletin Board under the trading symbol “KMFC.OB”. The table below sets forth, for the quarters indicated, the high and low bid prices as quoted on the OTC Bulletin Board, based on published financial sources, and the dividends paid. These quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

	PRICES		DIVIDENDS
	High	Low
Fourth Quarter (through November 20, 2003)	$3.85	$3.30	None
Third Quarter (2003)	3.95	2.25	None
Second Quarter (2003)	2.50	2.20	None
First Quarter (2003)	2.65	2.20	0.0175
Fourth Quarter (2002)	3.15	2.30	0.0175
Third Quarter (2002)	3.45	2.20	0.0175
Second Quarter (2002)	3.75	3.00	0.0175
First Quarter (2002)	3.30	2.85	0.0350
Fourth Quarter (2001)	3.50	2.55	0.0350

Prior to the second quarter of 2003, the Company traditionally issued four cash dividends per year to holders of the common stock. The Company, however, is not bound to continue such dividends and the Company does not anticipate paying any dividends in the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon the Company’s operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

Summary Pro Forma Financial Information

The following unaudited pro forma financial data assumes the transaction was completed January 1, 2002. We have included the following selected unaudited pro forma financial data only for the purposes of illustration. The pro forma financial data does not necessarily indicate what the operating results or financial position would have been if the transaction had been completed on January 1, 2002. Furthermore, this data does not necessarily indicate what the future operating results or financial position of the Company will be following the transaction. The unaudited pro forma statement of operations data does not include adjustments to reflect any cost savings or other operational efficiencies that may be realized as a result of the transaction or any future transaction related expenses.

If the transaction had been completed on January 1, 2002, the effects would be as follows:

•
The 2002 twelve-month operating loss increased $150,000 from $(6,890,780) to $(7,040,780), due to legal, financial, and other transaction expenses and the 2002 net loss increased by the same amount from $(4,266,260) to $(4,416,260).

•	The 2002 net loss per share increased from $(.79) to $(.85).

•	The 2003 nine-month net loss per share increased from $(1.55) to $(1.60) and book value per share declined from $3.12 to $3.06 per share at September 30, 2003.

•	at September 30, 2003 decreased by $846,440 from $1,010,074 to $163,634 and total shareholders’ equity decreased by the same amount from $16,176,924 to $15,330,484.

CAUTIONARY STATEMENT REGARDING
FORWARD LOOKING STATEMENTS

This document contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to (i) the Company’s strategic plans and ability to benefit from this transaction, (ii) the policies of the Company regarding capital expenditures, dividends, financing and other matters, (iii) industry trends affecting the Company’s financial condition or results of operations, (iv) the expenses associated with this transaction, and (v) the number of shareholders following the transaction. Readers of this document are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward looking statements contained in this document will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved.

SPECIAL FACTORS

Going Private Transaction; Purposes

On November 20, 2003, the Company issued a press release publicly announcing that it intends to engage in a going private transaction which would reduce the number of holders of the common stock, no par value of the Company to less than 300 and enable the Company to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. As of [December 22, 2003], there were [5,177,600] shares of the common stock of the Company issued and outstanding. As a result, the common stock will no longer be traded on the OTC Bulletin Board and it is expected that any trading in the Company’s common stock will occur only in the “pink sheets” or in privately negotiated transactions. In addition, going private will significantly change the public disclosures of the Company and will mean that the Company is no longer subject to certain provisions of the Securities Exchange Act of 1934. In order to accomplish the going private transaction, there will be a 1-for-500 reverse stock split of the common shares, in order to reduce the number of shareholders to less than 300. Those shareholders holding only fractional shares of the common stock immediately following the reverse stock split will be paid cash in an amount equal to $4.00 for each share of common stock they held prior to the reverse stock split and will no longer be shareholders of the Company. The amendment to the Articles of Incorporation will decrease the authorized capital stock from 40,000,000 shares to 80,000 shares. The shares of common stock acquired by the Company as a result of the reverse stock split will be retired, which will reduce the number of outstanding shares. Shortly following the reverse stock split, the Company will conduct a 500-for-1 forward stock split for those shareholders who continue to hold at least one or more whole shares of common stock following the reverse stock split. Following this forward stock split, those eligible shareholders will hold that number shares which they originally held prior to the reverse stock split. The second amendment to the Articles of Incorporation will increase the authorized capital stock of the Company from 80,000 shares to 40,000,000 shares.

        The Reverse Stock Split

The going private transaction will be accomplished through an amendment to the Articles of Incorporation of the Company providing for a 1-for-500 reverse stock split of the common stock of the Company. Shareholders holding less than 500 shares of common stock at the effective time of the amendment to the Articles of Incorporation effecting the reverse stock split will be entitled to receive a cash payment from the Company in an amount equal to $4.00 for each share of common stock they held prior to the reverse stock split, without interest. Shareholders holding less than 500 shares of common stock at the effective time of the amendment to the Articles of Incorporation effecting the reverse stock split will no longer be shareholders of the Company and will be entitled only to receive a cash payment. Shareholders holding 500 or more shares at the effective time of the amendment to the Articles of Incorporation effecting the reverse stock split will continue to hold that number of shares of common stock equal to the number of shares such shareholder held prior to the reverse stock split divided by 500 and will not receive any cash payment. Such shareholders will continue to be shareholders of the Company following the reverse stock split.

The officers and directors of the Company at the effective time of the amendment to the Articles of Incorporation effecting the reverse stock split will continue to serve as the officers and directors of the Company immediately after the transaction is complete.

        The Forward Stock Split

Shortly following the reverse stock split, the Company intends to amend the Company’s Articles of Incorporation to effect a 500-for-1 forward stock split. Only shares of common stock that are held by those shareholders who continue to hold at least one whole share of common stock following the reverse stock split will be subject to this forward stock split. Shareholders holding at least one whole share of common stock at the effective time of the amendment of the Articles of Incorporation effecting the forward stock split will continue to hold that number of shares equal to the number of shares such shareholder held prior to the forward stock split multiplied by 500. Ultimately, shareholders holding 500 or more shares at the time of the reverse stock split will hold that exact same number of shares following the forward stock split. Shareholders who hold only fractional shares following the reverse stock split will not be affected by the forward stock split and will be entitled only to the cash payment described above.

The officers and directors of the Company at the time of the amendment to the Articles of Incorporation effecting the forward stock split will continue to serve as the officers and directors of the Company immediately after the transaction is complete. The forward stock split will not change the number of shareholders of the Company and will not, therefore, affect the Company’s ability to terminate the registration of its common stock and become a private company.

Reasons for the Transaction

        Reasons for Going Private

The Company has given thorough consideration to whether or not it should engage in a going private transaction and the Board of Directors considered the issue on a variety of occasions. In a meeting on January 24, 2003, information on a variety of going private options was distributed to the members of the Board of Directors and throughout 2003 the Board continued to discuss the pros and cons of engaging in a going private transaction. The Board of Directors considered other methods of going private, including sale, merger, or tender offer, but determined that the reverse stock split provided the most certainty for the Company in achieving its stated goal relative to the cost required to implement the plan. Ultimately, the Company has decided to engage in a going private transaction for a number of reasons, foremost of which is to reduce the corporate costs associated with being a “reporting company” under the Securities Exchange Act of 1934.

The Company estimates that in fiscal year 2004 it will experience incremental savings of approximately $275,000 from no longer being a public company. The direct costs of being a reporting company include costs associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002, including accounting, legal, investor relations, printing costs, stock transfer fees and increased insurance rates. Passage of the Sarbanes-Oxley Act of 2002 has subjected, and, in the absence of the going private transaction, would continue to subject, the Company and its directors and officers to additional burdens, expenses and risks that are substantial in scope. Management estimates that the incremental cost of being subject to the reporting and other requirements imposed on the Company under the Securities Exchange Act of 1934 will continue to rise.

The Company also believes that there are indirect costs associated with being a public company in the form of a reduction in management productivity. The Company will achieve significant benefits from increasing management productivity as senior managers and officers are able to direct their full attention to operational and other matters of the Company. The Company also believes that it suffers a competitive disadvantage because, as a reporting company, it is required to disclose certain competitive information.

The Company does not believe that it has derived any significant benefit from being a public company, and believes the marginal benefit received is heavily outweighed by the costs described above. The Company has a small market capitalization and has received no capital raising benefit from being a reporting company. Although it acknowledges that being a public company provides a market and liquidity for its common stock that will not exist following the going private transaction, the Board does not believe that this factor outweighed all of the other factors in favor of going private.

        Reasons for the Structure of the Transaction

The primary purpose of the transaction is to reduce the number of holders of the Company’s common stock to less than 300 to enable the Company to elect to terminate the registration of the common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 and become a private company. The Board of Directors believes that a reverse stock split provides the most certainty for the Company in achieving this purpose. The Company has also decided to effect a forward stock split following the reverse stock split. The forward stock split will reduce the total cost of the transaction because the Company will not pay cash to those shareholders who continue to own at least one whole share of common stock following the reverse stock split and will also ease the administrative burdens associated with issuing and maintaining fractional shares.

Fairness of the Transaction

The Board of Directors of the Company believes that the transaction is fair from a financial point of view to the shareholders of the Company. The present eight member Board of Directors has five members who are not employees of the Company and the transaction was approved unanimously by all of the members the Board of Directors. The Company has also received a fairness opinion from BBTCM, its financial adviser, that the cash consideration to be received by fractional shareholders is fair to such shareholders as well as the remaining shareholders from a financial point of view.

The Board of Directors considered a number of factors in determining the fairness of the transaction prior to its approval of the proposed transaction, including the following:

•        Liquidity for Remaining Shareholders.    The Board of Directors recognizes the loss of liquidity and a readily available market for its common stock as one of its greatest concerns for approving the going private transaction. However, the Board of Directors believes that the loss of liquidity is more than offset by the gain to the Company in decreasing the Company’s legal compliance costs and the other benefits of the transaction described herein.

•        Ability to Buy and Sell Shares Prior to Transaction.    Although the shareholders are not entitled, and are not being asked, to vote on this transaction, the Board of Directors believes that the ability of shareholders to either reduce their holdings below 500 shares or increase their holdings to at least 500 shares at any time between November 20, 2003, the date the transaction was announced, and the closing of the transaction, allows shareholders the option of deciding whether or not to remain a shareholder of the Company.

•        Cashed Out Shareholders.     One negative aspect of the transaction is the inability of those shareholders who are cashed out to maintain an interest in the future progress of the Company. The Board of Directors believes that this factor is outweighed by the ability of any shareholder who wishes to remain a shareholder to increase its holdings in the Company to at least 500 shares of common stock prior to the transaction by purchasing shares on the open market or otherwise acquiring additional shares of common stock prior to the effective date of the reverse stock split.

•        Ability to Cash Out at a Premium.        The Board of Directors believes that the transaction is fair to those shareholders who are being cashed out because the price they will be paid is at a premium over the market price for the common stock. Therefore, for those shareholders who no longer wish to hold the Company’s common stock, this is an opportunity to cash out their interests for a premium, without associated broker costs. In addition, as discussed in more detail below, beyond providing a premium, the price is fair to those shareholders.

•        Significant Savings to the Company Will Benefit the Company and Remaining Shareholders.    Following the transaction, the Board of Directors believes that the remaining shareholders will benefit from the savings in direct and indirect operating costs to the Company resulting from the Company no longer being required to maintain its public company status. At the same time, the fact that the Company will no longer be required to meet these requirements will not effect the services the Company provides to its customers. Therefore, the net gain to the Company will be enjoyed by the remaining shareholders.

•        Fairness of Price.    The Board of Directors believes that the price of $4.00 per share is fair from a financial point of view to the shareholders of the Company. The Board of Directors considered a number of factors in reaching this determination. In particular, the Board considered current market price, historical market price, and the various valuation methodologies provided by BBTCM, as described below.

•        Fairness Opinion.    The Board of Directors considered the various valuation methodologies provided by BBTCM, its financial advisor, when determining the price to be paid in the transaction. Furthermore, BBTCM has delivered a fairness opinion to the Board of Directors in which it concurs that $4.00 is fair to shareholders receiving cash consideration as well as the remaining shareholders from a financial point of view. See “Special Factors — Fairness Opinion of Financial Advisor” for additional information.

After considering all of these factors, the Board of Directors believes that the reverse stock split and the process by which the transaction was approved is fair to those shareholders receiving cash consideration as well as the remaining shareholders.

No unaffiliated representative was retained to act solely on behalf of the shareholders, although BBTCM, an entity unaffiliated with the Company, has been retained to issue an opinion on the fairness of the transaction from a financial point of view. See “Special Factors — Fairness Opinion of Financial Advisor” for additional information.

Fairness Opinion of Financial Advisor

BBTCM was retained to deliver an opinion as to the fairness of the consideration to be received by fractional shareholders. The full text of the fairness opinion is attached as Annex A hereto.

BBTCM provides investment banking, merger and acquisition advisory, and equity research services to a wide range of companies within the home furnishings industry. The Company conducted a lengthy interview process before deciding on BBTCM, considering proposals from and conducting interviews with several other firms. The Company ultimately selected BBTCM because of the firm’s expertise in both going private transactions and the home furnishings industry. BBTCM was also selected by the Board of Directors of the Company to render a fairness opinion in connection with the reverse stock split because of BBTCM’s reputation and expertise as an investment banking firm. BBTCM, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings of equities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, BBTCM may actively trade securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short term position in such securities. BBTCM provided the Board of Directors with various valuation methodologies, while the Board of Directors determined the amount of the consideration to be paid.

Pursuant to an engagement letter dated October 27, 2003, the Company retained BBTCM, as its financial advisor to deliver a fairness opinion to the Board of Directors as to whether the $4.00 per share cash consideration to be received by the public holders holding fractional shares (less than one share) of the Company’s common stock after the reverse stock split was fair to such holders, as well as remaining shareholders, from a financial point of view. The Board of Directors retained BBTCM based on BBTCM’s experience in the valuation of businesses and their securities for the purposes of issuing a fairness opinion and its extensive knowledge of the home furnishings industry. The Board of Directors did not put any limitations on BBTCM or its investigations made or procedures followed in connection with its services or the rendering of the fairness opinion. BBTCM was not requested to, and did not, initiate any discussions with third parties with respect to a possible acquisition of the Company, provide any advice on the structure of the reverse stock split, or provide services other than to deliver its valuation and fairness opinion.

BBTCM attended a meeting of the Board of Directors on November 5, 2003 and presented information to the Board of Directors regarding the types of valuations that BBTCM would apply in rendering its fairness opinion. Following the November 5, 2003 meeting, BBTCM conducted due diligence on the Company. At the November 20, 2003 meeting of the Board of Directors, BBTCM rendered its oral fairness opinion, which it subsequently confirmed in writing that, as of November 20, 2003, and based on and subject to the matters described in the fairness opinion, the cash consideration to be received by the holders of less than one whole share of the Company’s common stock in the reverse stock split is fair to such holders, as well as remaining shareholders, from a financial point of view. The full text of such opinion (attached as Annex A hereto) sets forth a description of the procedures followed, assumptions made, matters considered, areas of reliance on others, and qualifications and limitations on the review undertaken in connection with such opinion.

The opinion was addressed only to the Board of Directors for its consideration in connection with the reverse stock split, relates only to the fairness, from a financial point of view, to the stockholders who will receive cash consideration, as well as the remaining shareholders, and does not address any other aspect of the reverse stock split, including, without limitation, (1) the relative merits of the reverse stock split or any alternatives and (2) the underlying decision of the Board of Directors to approve the reverse stock split. The summary description of the opinion set forth below is qualified in its entirety by the full text of such opinion. BBTCM has consented to the use of its opinion in connection with this filing and to the inclusion of the summary set forth below.

In arriving at its opinion, BBTCM, among other things:

•        met with certain members of management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and certain matters relating to the reverse stock split;

•        was advised directly by management that the Company has no intention of engaging in any alternative to the reverse stock split;

•        visited the corporate headquarters, business offices and manufacturing facilities of the Company located in Corydon, Indiana and the manufacturing facility located in New Salisbury, Indiana;

•        reviewed, among other public information, the Company’s Annual Reports, Forms 10-K, and related financial information for the fiscal years ended December 31, 2000, 2001, and 2002;

•        reviewed the Forms 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003;

•        reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to BBTCM by senior management of the Company;

•        reviewed forecasts and projections prepared by the Company’s management with respect to the Company for the fiscal years ending December 31, 2003, December 31, 2004, and December 31, 2005;

•        reviewed the historical market prices and trading activity for the Company’s common stock through November 20, 2003 and compared such prices and trading activity with those of certain publicly traded companies that BBTCM deemed to be relevant;

•        compared the financial position and results of operations of the Company with those of certain publicly traded companies that BBTCM deemed to be relevant;

•        compared the Company’s current results of operations to the financial terms of certain business combinations, to the extent publicly available, that BBTCM deemed to be relevant;

•        reviewed the premiums paid by the purchaser in other going private transactions involving financial buyers and going private transactions involving reverse stock splits relative to the closing price one day prior to the announcement, five days prior to the announcement, and 30 days prior to the announcement of such transactions;

•        prepared a discounted cash flow analysis of the Company based upon the forecasts and projections prepared by the Company’s management with respect to the Company for the fiscal years ending December 31, 2003, December 31, 2004, and December 31, 2005; and

•        reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as BBTCM deemed to be material or otherwise necessary or appropriate to render its opinion, including BBTCM’s assessment of regulatory, economic, market and monetary conditions.

Representatives of BBTCM participated in a meeting of the Board of Directors held on November 20, 2003 at which the Board of Directors discussed and approved the reverse stock split. At the meeting, BBTCM delivered its oral opinion to the Board of Directors, which it subsequently confirmed in writing, that, based upon and subject to BBTCM’s review of the foregoing financial and other information, its analysis described below, its experience as an investment banking firm and other factors BBTCM deemed relevant, but subject to the limitations set forth below and in reliance on the assumptions set forth below, the cash consideration to be received by the holders of less than one whole share of the Company’s common stock was, as of November 20, 2003, fair, from a financial point of view, to such holders, as well as to the remaining shareholders.

In rendering its opinion, BBTCM assumed and relied upon without independent verification the accuracy and completeness of all information that was provided or otherwise made available to BBTCM, that was discussed with or otherwise reviewed by or for BBTCM or that was publicly available. BBTCM did not attempt and assumed no responsibility to verify such information independently. With respect to the financial projections, BBTCM assumed, and BBTCM was advised by the Company’s management, that the projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. BBTCM expressed no opinion with respect to the projections or the assumptions, estimates or judgments on which such projections were based. The opinion took into account economic, financial, market and other conditions as those conditions existed and could be evaluated as of the date of the opinion and BBTCM’s experience in preparing business valuations in general.

In arriving at its opinion, BBTCM was not authorized to solicit, and did not solicit, indications of interest from any party, nor did it have discussions with any party other than the Company and Ice Miller, legal advisor to the Company for this transaction, with respect to the reverse stock split. Furthermore, BBTCM provided valuation information to the Company, but did not select the per share cash consideration to be received by the fractional shareholders after the reverse stock split. Below is a summary of the material analyses performed by BBTCM and reviewed with the Board of Directors in connection with its opinion delivered to the Board on November 20, 2003.

        Comparable Public Company Analysis

As part of its analysis, BBTCM compared financial information of the Company with corresponding publicly available information for a group of eight publicly-traded casegoods furnishings manufacturers that BBTCM considered most comparable with the Company, which included: Bassett Furniture Industries, Inc., Chromcraft Revington, Inc., Ethan Allen Interiors, Inc., Furniture Brands International, Hooker Furniture Corp., La-Z-Boy, Inc., Shermag, Inc., and Stanley Furniture Co. BBTCM selected this group of companies from manufacturers of residential casegoods furniture, sold primarily through company-owned, chain or independent retail channels that were similar in product offerings and distribution channels to the Company. These companies are referred to below as the “comparable companies.”

BBTCM analyzed the relative performance of the Company by comparing market trading statistics for the Company with those of the comparable companies. The market trading information used in ratios provided below is as of November 19, 2003. The market trading information used in the valuation analysis were:

•	market value (market capitalization) to latest twelve-months (LTM) net income;

•	market value (market capitalization) to 2003 projected net income;

•	market value (market capitalization) to 2004 projected net income;

•	market value (market capitalization) to current book value;

•
enterprise value to latest twelve-months revenue, or the ratio of enterprise value, which is stock market equity value plus debt and preferred stock minus cash and marketable securities, to revenues for the latest twelve months. Equity based ratios such as the market value/net income ratio can be affected by the amount of a company’s leverage or borrowings. This enterprise value to revenue ratio is a measurement of the firm performance before the effects of leverage and shows the enterprise value of the firm for each dollar generated in revenues;

•	enterprise value to 2003 projected revenue;

•	enterprise value to 2004 projected revenue;

•
enterprise value to latest twelve-months EBITDA, which is a ratio that represents a multiple of the cash flow generated by a company. EBITDA means earnings before interest, taxes, depreciation, and amortization. The magnitude of this ratio reflects a variety of company-specific factors, including historical and projected growth rates, predictability of earnings, size, trading liquidity, and research sponsorship;

•	enterprise value to 2003 projected EBITDA;

•	enterprise value to 2004 projected EBITDA;

•
enterprise value to latest twelve-months EBIT, which is a ratio that represents a multiple of the operating income generated by a company. The difference between EBITDA and EBIT is that EBIT does not reflect an add-back for depreciation and amortization;

•	enterprise value to 2003 projected EBIT; and

•	enterprise value to 2004 projected EBIT.

An analysis of the multiples for the comparable companies yielded:

Comparable Companies Analysis
	Median Value	Range of Values
LTM Net Income	14.0x	6.9x to 34.4x
2003 Projected Net Income	14.3x	7.6x to 34.4x
2004 Projected Net Income	11.6x	6.4x to 29.2x
Book Value	1.8x	0.8x to 2.7x
LTM Revenue	0.8x	0.5x to 1.5x
2003 Projected Revenue	0.8x	0.6x to 1.5x
2004 Projected Revenue	0.7x	0.6x to 1.4x
LTM EBITDA	8.2x	4.2x to 9.1x
2003 Projected EBITDA	8.4x	6.7x to 9.9x
2004 Projected EBITDA	7.0x	6.1x to 8.8x
Trailing Twelve Months EBIT	10.2x	5.3x to 21.6x
2003 Projected EBIT	10.5x	8.2x to 24.7x
2004 Projected EBIT	8.6x	7.4x to 18.7x

BBTCM considered that the multiples exhibited by these comparable companies reflect marketable minority ownership, but not prices for change of control transactions. Accordingly, BBTCM applied a control premium to the implied equity per share values for the Company derived from the comparable companies analysis to account for the fact that the shareholders receiving cash consideration as a result of the reverse stock split are giving up the potential to benefit from a controlling interest transaction in the future. Furthermore, BBTCM noted that the comparable companies were larger in many respects and generally in better financial condition and more profitable than the Company. For example, the median revenue for the latest twelve-month period of the comparable companies was approximately 11.5 times larger than the revenue of the Company for the latest twelve-month period, and the median EBITDA margin for the latest twelve-month period of the comparable companies was approximately 12.1% while the EBITDA margin of the Company for the latest twelve-month period was negative (22.3%). As a result, BBTCM applied a discount to account for the Company’s smaller size and lack of high liquidity relative to the comparable companies. This adjustment should be viewed only as an approximation reflecting BBTCM’s qualitative judgment and experience as to the significance of this variance between the Company and the comparable companies and not as a definitive indication of relative value. In arriving at an implied equity per share value, BBTCM also took into account the gain, net of taxes and commissions, that the Company will realize on the sale of its Culpeper, Virginia facility, which is not reflected in the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2003, the most recently available quarterly filing (the “September 30 10-Q”).

As it pertains to the comparable companies analysis, BBTCM determined that the implied equity per share values for the Company were as follows:

•        as a result of the Company’s net loss for the latest twelve-month period ended September 30, 2003, as well as the Company’s projected net loss for the fiscal years ending December 31, 2003 and December 31, 2004, applying these multiples to the Company’s results does not yield a meaningful valuation;

•        by applying these multiples to the Company’s book value as of September 30, 2003, the Company’s equity value ranged from $2.30 per share to $7.60 per share with a median equity value of $5.12 per share;

•        by applying these multiples to the Company’s latest twelve-months revenue as of September 30, 2003 and subtracting net debt, the Company’s equity value ranged from $3.05 per share to $7.22 per share, with a median equity value of $4.25 per share;

•        by applying these multiples to the Company’s projected revenue for the fiscal year ending December 31, 2003 and subtracting net debt, the Company’s equity value ranged from $3.08 per share to $6.43 per share, with a median equity value of $3.82 per share;

•        by applying these multiples to the Company’s projected revenue for the fiscal year ending December 31, 2004 and subtracting net debt, the Company’s equity value ranged from $3.26 per share to $6.83 per share, with a median equity value of $4.04 per share;

•        as a result of the Company’s negative EBITDA for the latest twelve-month period ended September 30, 2003, as well as the Company’s projected negative EBITDA for the fiscal year ending December 31, 2003, applying these multiples to the Company’s results does not yield a meaningful valuation;

•        by applying these multiples to the Company’s projected EBITDA for the fiscal year ending December 31, 2004 and subtracting net debt, the Company’s equity value ranged from $1.52 per share to $1.77 per share, with a median equity value of $1.60 per share; and

•        as a result of the Company’s negative EBIT for the latest twelve-month period ended September 30, 2003, as well as the Company’s projected negative EBIT for the fiscal years ending December 31, 2003 and December 31, 2004, applying these multiples to the Company’s results does not yield a meaningful valuation.

The equity per share values derived from the comparable companies analysis ranged from a low of $1.52 per share to a high of $7.60 per share. The median equity per share values in the comparable companies analysis ranged from $1.60 per share to $5.12 per share.

        Comparable Transactions Analysis

Using publicly available information, BBTCM analyzed transactions involving casegoods furnishings manufacturing companies since 2000.

The selected transactions used in the analysis were (acquiror/acquiree):

•        Flexsteel Industries, Inc./DMI Furniture, Inc.;

•        Hooker Furniture Corp./Bradington-Young;

•        Furniture Brands International/Henredon, Drexel-Heritage, Maitland Smith;

•        Quad-C, Inc./Pulaski Furniture Corp;

•        Citicorp Venture Capital/Conso International Corp.;

•        Wesco Financial (Berkshire Hathaway)/Cort Business Service Corp.; and

•        La-Z-Boy, Inc./Ladd Furniture, Inc.

BBTCM compared the relative performance of the Company to certain transaction multiples implied by the comparable transactions. In each comparable transaction, BBTCM calculated for the target company:

•        market value as a multiple of latest twelve-months (LTM) net income;

•        market value as a multiple of current book value;

•        enterprise value as a multiple of latest twelve-months revenue;

•        enterprise value as a multiple of latest twelve-months EBITDA; and

•        enterprise value as a multiple of latest twelve-months EBIT.

This comparable transactions analysis yielded:

Comparable Transactions Analysis – Casegoods Furnishings Manufacturers

	Median Value	Range of Value
LTM Net Income	11.5x	7.8x to 13.2x
Book Value	1.3x	0.9x to 1.8x
LTM Revenue	0.6x	0.4x to 1.3x
LTM EBITDA	6.0x	4.5x to 7.6x
LTM EBIT	8.6x	7.9x to 9.3x

As it pertains to the comparable transactions analysis, BBTCM noted that the market conditions, rationales for and circumstances surrounding each transaction were unique and that the comparable target companies were generally larger, in better financial condition, and more profitable than the Company. For example, the median revenue for the latest twelve-month period of the comparable target companies was approximately 8.0 times larger than the revenue of the Company for the latest twelve-month period, and the EBITDA margin for the latest twelve-month period of the comparable target companies was approximately 10.0% while the EBITDA margin of the Company for the latest twelve-month period was negative (22.3%). As a result, BBTCM applied a discount to account for the Company’s smaller size relative to the comparable target companies. This adjustment should be viewed only as an approximation reflecting BBTCM’s qualitative judgment and experience as to the significance of this variance between the Company and the comparable companies and not as a definitive indication of relative value. Because the transactions reviewed involved a change of control, the comparable transactions multiples include a control premium. In arriving at an implied equity per share value, BBTCM also took into account the gain, net of taxes and commissions, that the Company will realize on the sale of its Culpeper, Virginia facility, which is not reflected in the September 30 10-Q.

As it pertains to the comparable transactions analysis of casegoods furnishings manufacturers, BBTCM determined the implied median equity per share valuations were as follows:

•        as a result of the Company’s net loss for the latest twelve-month period ended September 30, 2003, applying these multiples to the Company’s results does not yield a meaningful valuation;

•        by applying these multiples to the Company’s book value as of September 30, 2003, the Company’s equity value ranged from $1.99 per share to $3.92 per share, with a median equity value of $2.99 per share;

•        by applying these multiples to the Company’s latest twelve-months revenue as of September 30, 2003 and subtracting net debt, the Company’s equity value ranged from $2.02 per share to $5.03 per share, with a median equity value of $2.88 per share;

•        as a result of the Company’s negative EBITDA for the latest twelve-month period ended September 30, 2003, applying these multiples to the Company’s results does not yield a meaningful valuation; and

•        as a result of the Company’s negative EBIT for the latest twelve-month period ended September 30, 2003, applying these multiples to the Company’s results does not yield a meaningful valuation.

The equity per share values derived from the comparable transactions analysis ranged from a low of $1.99 per share to a high of $5.03 per share. The median equity per share values in the comparable transactions analysis ranged from $2.88 per share to $2.99 per share.

        Premiums Paid Analysis

BBTCM reviewed purchase price premiums paid for the stock of (1) all publicly-traded companies involved in going-private transactions effected by reverse stock splits within the last twelve months and (2) all publicly-traded companies involved in going-private transactions valued at $50 million or less in which the buyer was a financial buyer since January 1, 2002. In this analysis, BBTCM measured the median purchase price premiums paid by acquirors over the prevailing stock market prices of acquirees one day, five days, and 30 days prior to the announcement of the transactions. To imply a value for the Company’s shares, BBTCM applied these premiums to the prices of the Company’s shares for the same periods relative to November 20, 2003, the date on which the Board of Directors announced the reverse stock split.

The premiums paid analysis of public companies involved in going-private transactions effected by reverse stock splits over the last twelve months resulted in:

Premiums Paid Analysis – Reverse Stock Split Transactions

Median Value
One Day Prior	18.7%
Five Days Prior	33.8%
30 Days Prior	36.0%

•        one day prior to the announcement of an offer, the medium premium was 18.7%; applying this premium to the Company’s stock price one day prior to November 20, 2003 resulted in an implied equity value of $4.15 per share;

•        five days prior to the announcement of an offer, the medium premium was 33.8%; applying this premium to the Company’s stock price five days prior to November 20, 2003 resulted in an implied equity value of $4.48 per share; and

•        thirty days prior to the announcement of an offer, the medium premium was 36.0%; applying this premium to the Company’s stock price 30 days prior to November 20, 2003 resulted in an implied equity value of $5.17 per share.

The premiums paid analysis of all publicly-traded companies involved in going-private transactions valued at $50 million or less in which the buyer was a financial buyer since January 1, 2002 resulted in:

Premiums Paid Analysis – Going-Private Transactions Valued at $50 Million or Less

Median Value
One Day Prior	30.0%
Five Days Prior	30.0%
30 Days Prior	47.0%

•        one day prior to the announcement of an offer, the medium premium was 30.0%; applying this premium to the Company’s stock price one day prior to November 20, 2003 resulted in an implied equity value of $4.55 per share;

•        five days prior to the announcement of an offer, the medium premium was 30.0%; applying this premium to the Company’s stock price five days prior to November 20, 2003 resulted in an implied equity value of $4.36 per share; and

•        thirty days prior to the announcement of an offer, the medium premium was 47.0%; applying this premium to the Company’s stock price 30 days prior to November 20, 2003 resulted in an implied equity values of $5.59 per share.

The premium of the cash consideration of $4.00 per share in the reverse stock split was:

                 14.3% one day prior to November 20, 2003;

                19.4% five days prior to November 20, 2003; and

                5.3% 30 days prior to November 20, 2003.

No company or transaction used in the comparable company analysis, the comparable transactions analysis or the premiums paid analysis as a comparison is identical to the Company or the reverse stock split transaction. An analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies to which the Company and the reverse stock split transaction are being compared and other factors that could affect the public trading value of such companies.

        Discounted Cash Flow Analysis

BBTCM performed a discounted cash flow analysis based on financial projections provided to BBTCM by the Company’s senior management.

The discounted cash flow analysis is based on the projected future unlevered free cash flows of the Company, after taking into consideration capital expenditures and working capital requirements. These cash flows are discounted back to a present value at an appropriate rate and are added to a terminal value, which is determined by applying an earnings multiplier to the Company’s EBITDA in the fifth projected year and discounting that value back to the present. The discounted cash flow analysis yielded an equity value range of $3.18 per share to $3.69 per share with a median equity value of $3.42 per share utilizing a range of discount rates and an equity value range of $2.95 per share to $3.89 per share with a median equity value of $3.42 per share utilizing a range of terminal multiples.

        General

While the foregoing summary describes the analyses and examinations that BBTCM deemed material in arriving at its opinion, the summary does not purport to be a comprehensive description of all analyses and examinations actually conducted by BBTCM. The preparation of a fairness opinion is a complex process and necessarily is not susceptible to partial analysis or summary description; and selecting portions of the analyses and of the factors considered by BBTCM, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in the presentation of BBTCM to the Board of Directors on November 20, 2003. In addition, the preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires BBTCM to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by BBTCM was carried out in order to provide a different perspective on the reverse stock split and the valuation of the Company’s stock and to add to the total mix of information available. In preparing its opinion, BBTCM may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be BBTCM’s view of the actual value of the Company. To the contrary, BBTCM’s opinion extends only to its belief that the cash consideration to be received by the fractional public holders of the Company’s common stock in the reverse stock split is fair to such holders, as well as remaining shareholders, from a financial point of view.

In performing its analyses, BBTCM made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and BBTCM. The analyses performed by BBTCM are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold or the prices at which any of its securities may trade at any time in the future. BBTCM used in its analyses various projections of future performance prepared by the management of the Company. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain or accurate as projected. Accordingly, actual results of these analyses are subject to substantial uncertainty and could vary significantly from those set forth in such projections.

As described above, the opinion of BBTCM provided to the Board of Directors and the accompanying presentation to the Board of Directors summarized above were among the many factors taken into consideration by the Board of Directors in making its determination to approve the reverse stock split.

Pursuant to the engagement letter, the Company agreed to pay BBTCM a fee for its services. The Company has also agreed to indemnify BBTCM against specified liabilities, including liabilities under the federal securities laws, related to, arising out of or in connection with the engagement of BBTCM by the Company.

Potential Conflicts of Interest

The executive officers and Directors of the Company may have interests in the transaction that are different from the interests of the shareholders, or relationships that may present conflicts of interest, including the following:

•        as of [December 22, 2003], all but one member of the Board of Directors and all but two executive officers of the Company holds of record 500 or more shares of the common stock of the Company and will retain their shares after the transaction;

•        each member of the Board of Directors and all but one executive officer holds options to purchase the common stock of the Company which will, if unexercised, continue to be outstanding following the going private transaction;

•        the Board of Directors considered the fact that each member either was a shareholder or an option holder and concluded that such fact alone did not cause any one or more directors not to be a “disinterested director”, as defined under Indiana law, and thereby unable to consider and act upon the transaction in the best interests of the Company and its shareholders; and

•        as a result of the transaction, shareholders who own of record 500 or more shares at the effective time of the amendment to the Articles of Incorporation effecting the reverse stock split, such as directors and executive officers, will increase their percentage ownership interest as a result of the transaction. For example, the ownership percentage of the directors and executive officers as a group will increase from [2.62%] to approximately [2.70%] as a result of the reduction of the number of shares of common stock outstanding by an estimated [174,110] shares.

Certain Effects of the Transaction

        Impact on the Company

The Company will have less than 300 shareholders and will terminate the registration of its common stock and become a private company. The Company will no longer be public, and will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934. Going private will significantly change the public disclosures of the Company pursuant to the Securities Exchange Act of 1934. The Company anticipates that following the transaction it will continue to operate as it has done prior to the transaction. The same officers and directors will continue in their roles as officers and directors, and the Company does not anticipate any significant corporate events in the near future. The Company anticipates that it will realize significant direct and indirect savings as a result of going private.

This transaction will result in the retirement of approximately [174,110] shares at a cost of $4.00 for share. Including expenses for the transaction, the Company estimates that the total cost of the transaction to the Company will be approximately [$846,440]. The Company’s shareholders’ equity and cash balance will be reduced accordingly.

        Impact on Shareholders

Shareholders holding less than 500 shares of common stock immediately prior to the effective time of the reverse stock split will cease to be shareholders of the Company. They will lose all rights associated with being a shareholder of the Company, such as the rights to attend and vote at shareholder meetings and receive dividends and distributions. These shareholders will receive the right to be paid $4.00 in cash for each share of common stock owned immediately prior to the reverse stock split. Such shareholders will be liable for any applicable taxes, but will not be required to pay brokerage fees. The Company will send a transmittal letter explaining to such shareholders how they can surrender their share certificates in exchange for cash payment.

Shareholders holding 500 or more shares of common stock immediately prior to the effective time of the reverse stock split will continue to be shareholders of the Company, will receive no cash in the transaction and, following the forward stock split, will hold the same number of shares as they held prior to the reverse stock split.

Shareholders who continue to be shareholders of the Company after the transaction will:

•        experience reduced liquidity of their shares of common stock. The common stock will no longer be traded on the OTC Bulletin Board and it is expected that any trading in the Company’s common stock will occur only in the “pink sheets” or in privately negotiated transactions; and

•        not receive or have access to Company financial and other business information as they would if the Company were a reporting company, although such shareholders will continue to have rights to receive certain records, financial and other information of the Company under Indiana law.

        Effect on Market for Shares

The common stock of the Company is currently traded on the OTC Bulletin Board. We expect that after the transaction the common stock will be delisted from the OTC Bulletin Board. This delisting, together with the reduction in public information concerning the Company as a result of its no longer being required to file reports under the Securities Exchange Act of 1934, will further reduce the liquidity of the common stock. It is expected that any trading in the common stock of the Company after the transaction will only occur in the “pink sheets” or in privately negotiated sales. The “pink sheets” is maintained by Pink Sheets LLC and is a quotation service that collects and publishes market maker quotes for over-the-counter securities. The pink sheets is not a stock exchange or a regulated entity. Price quotations are provided by over-the-counter market makers and company information is provided by the over-the-counter companies.

        Employee Stock Options

The outstanding options to acquire shares of common stock of the Company held by employees of the Company will continue to be outstanding after the transaction. As of the [December 22, 2003], there were options outstanding to purchase [604,850] shares of the common stock of the Company, all of which have exercise prices that are below the $4.00 cash consideration to be paid in the transaction to shareholders owning less than 500 shares. The options were granted to employees of the Company as incentive compensation for services to the Company. Of those options, the Company expects [44,850] to be vested and exercisable as of the date of the transaction. Holders of options not exercised prior to the effective time of the amendment to the Articles of Incorporation effecting the reverse stock split will hold stock options in the Company as a private company with limited liquidity. They will benefit from any future appreciation in the value of the Company after the transaction and will assume the risk of any future downturns in the business of the Company after the transaction.

Shareholder Approval

Pursuant to Section 23-1-38-2 of the Indiana Code, shareholder approval is not required for this type of going private transaction or for the amendments to the Articles of Incorporation of the Company and no vote of the shareholders is being sought.

Dissenters’ Rights

Under Indiana law, shareholders are not entitled to dissenters’ rights in connection with this type of going private transaction. No provisions have been made to grant shareholders access to counsel or appraisal services at the expense of the Company.

Conduct of Business Following Transaction

The primary purpose of the transaction is to reduce the number of shareholders to less than 300 to enable the Company to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 and become a private company. Following the deregistration, the common stock will no longer be quoted on the OTC Bulletin Board and it is expected that any trading in the Company’s common stock will occur only in the “pink sheets” or in privately negotiated transactions. Furthermore, the transaction and deregistration would result in the Company no longer filing reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. As discussed above, the Company also anticipates engaging in a forward stock split shortly following the reverse stock split which will result in those shareholders who hold one or more whole shares of common stock following the reverse stock split holding a number of shares that is equal to the number of shares such shareholder held prior to the reverse stock split. The Company anticipates no other material changes in the management or corporate structure of the Company.

Other than as described in this document, neither the Company nor its management has any plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; to sell or transfer any material amount of its assets; to change its board of directors or management; to change materially its indebtedness or capitalization; or otherwise to effect any material change in its corporate structure or business.

Federal Tax Consequences

The following is a discussion of certain of the material United States federal income tax consequences of the transaction to the shareholders of the Company who are citizens or residents of the United States or that are domestic corporations. The discussion below is for general information only and does not address all aspects of federal income taxation that may affect particular shareholders in light of their particular circumstances, that are generally assumed to be known by investors or that may affect shareholders subject to special treatment under federal income tax laws. The following discussion assumes that shares of the common stock of the Company are held as capital assets. In addition, no information is provided in this document with respect to the tax consequences of the transaction under foreign, state or local laws.

There should be no material federal tax consequences for those shareholders who continue to be shareholders of the Company following the consummation of the transaction. Their basis in their current shares should carry forward as their basis in the new shares they will receive after the forward stock split.

The Company believes that, for those shareholders who receive cash in exchange for fractions of shares of common stock following the reverse stock split, the transaction will be treated as a taxable transaction for federal income tax purposes. Generally shareholders receiving cash in the transaction will recognize a gain or loss for federal income tax purposes based on the difference between the cost basis of such shareholder in the shares of common stock held immediately prior to the effective time of the reverse stock split and $4.00. If shares of the common stock of the Company are held by a shareholder as capital assets, gain or loss recognized by the shareholder will be capital gain or loss, and will be long-term capital gain or loss if the shareholder’s holding period for the shares of common stock exceeds twelve months. Under present law, long-term capital gains recognized by an individual shareholder generally will be taxed at a maximum marginal federal tax rate of 15%, and long-term capital gains recognized by a corporate shareholder will be taxed at a maximum marginal federal tax rate of 35%. In addition, under present law, the ability to use capital losses to offset ordinary income is generally limited for sharesholders that are individuals to the amount of capital gains recognized during a tax year plus $3,000.

Tax matters are complicated and the tax consequences of the merger to each shareholder will depend on the facts of that shareholder’s situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the transaction to you. The foregoing summary of material federal income tax consequences of the transaction to shareholders of the Company is based upon the Internal Revenue Code, applicable Treasury regulations thereunder, rulings and pronouncements of the Internal Revenue Service and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect such shareholders and could affect the continuing validity of this summary. This summary does not purport to discuss all aspects of United States federal income taxation that may be relevant to each shareholder in light of their specific circumstances, or to certain types of shareholders subject to special treatment under United States federal income tax laws (for example, foreign persons, dealers in securities, banks and other financial institutions and tax-exempt organizations). No ruling from the IRS has been obtained (or will be sought) as to the United States federal income tax consequences of the transaction.

Fees and Expenses

Approximately [$696,440] will be required to pay for the fractional shares of the common stock exchanged for cash in the reverse stock split. It is expected that the actual amount paid to acquire the fractional shares will differ from this estimated amount due to daily changes in the number of the Company’s shareholders who hold less than 500 shares of common stock. In addition, expenses are projected to amount to $150,000 as follows: $75,000 for legal fees; $60,000 for financial advisor fees; and $15,000 for accounting, printing, mailing, stock transfer and other miscellaneous costs. Funds required to implement the reverse stock split shall be derived from the Company’s existing working capital; there are no alternative plans for financing this transaction.

Reservation

The Company reserves the right to abandon the transaction at any time before the filing of the necessary amendments to the Articles of Incorporation effecting the reverse stock split with the Indiana Secretary of State. The Company also reserves the right to abandon or delay the transaction if there is pending litigation regarding the transaction.

THE PARTIES

The Keller Manufacturing Company, Inc.

The Keller Manufacturing Company, Inc. is a company incorporated under the laws of the state of Indiana. The Company is a leading manufacturer of solid wood bedroom, dining room and occasional furniture. The Company’s furniture is sold through middle to upper-middle priced retailers in all 50 states and Canada. The Company has its principal executive offices at 701 North Water Street, Corydon, Indiana 47112. The Company’s telephone number is (812) 738-2222.

Security Ownership of Management

The following table sets forth certain data with respect to the each director and executive officer of the Company and the directors and executive officers as a group. Except as otherwise indicated in the notes to the table, each director and executive officer possesses sole voting power and investment power with respect to the shares of the common stock:

	SHARES BENEFICIALLY OWNED AS OF [DECEMBER 22, 2003]		PERCENTAGE

Keith A. Williams	3,000		(1)
President, Chief Executive Officer and
Director
David T. Richardson	10,000		(1)
Chief Financial Officer and Director
Kenneth B. Fonville	---		---
President, Keller Design Center and
Director
John C. Schenkenfelder	94,825	(2)	1.63%
Director
Ronald W. Humin	15,876	(2)	(1)
Director
Bradford T. Ray	4,450	(2)	(1)
Director
Philip J. Jacobs	2,245	(2)	(1)
Director
Larry M. Roy	10,000		(1)
Director
Victor P. Roos	---		---
Vice President, Sales & Marketing
George J. Wickham	---		---
Vice President, Operations
Chris R. Brown	10,367	(2)	(1)
Vice President, Manufacturing
All Above as a Group	150,763		2.61%

(1)	Less than 1.0%.
(2)
Includes shares of stock which directors and officers have exercisable rights to acquire as of or within sixty days of [December 22, 2003], through the exercise of options in the amount of 750 for Mr. Schenkenfelder, 750 for Mr. Humin, 750 for Mr. Ray, 750 for Mr. Jacobs and 750 for Mr. Brown.

In the 60 days prior to [December 22, 2003], the following people have purchased or sold shares of the common stock of the Company:

On December 16, 2003, Ronald W. Humin purchased 1,000 shares of common stock at a price per share of $3.60 on the open market.

On December 17, 2003, Keith A. Williams purchased 3,000 shares of common stock at a price per share of $3.60 on the open market.

On December 19, 2003, David T. Richardson purchased 10,000 shares of common stock at a price per share of $3.60 on the open market.

On December 19, 2003, George J. Wickham sold 10,000 shares of common stock at a price per share of $3.55 on the open market.

On December 22, 2003, John C. Schenkenfelder purchased 900 shares of common stock at a price per share of $4.00 in a private transaction.

Officers and Directors

The officers and members of the Board of Directors of the Company are listed below, along with the tenure as director and business background for at least the last five years for each:

Keith A. Williams, President, Chief Executive Officer and Director:    Mr. Williams was appointed President and Chief Executive Officer and elected as a director of the Company in August of 2003. Prior to joining the Company and since 2000, Mr. Williams served as President and CEO of bCatalyst, Inc., 124 North First Street, Louisville, Kentucky 40202, which offers venture capital to early stage companies, represents buyers and sellers of businesses through its merger, acquisition, and brokerage services, and performs contract management services. From 1999 to 2000, Mr. Williams served as President of StreetFusion, 22 Fourth Street, Suite 1200, San Francisco, California 94103, a leading provider of investor relations tools for public companies and investment firms. From 1994 through early 1999, Mr. Williams served as Chief Operating Officer and later President and General Manager of SerVend International, 2100 Future Drive, Sellersburg, Indiana 47172, a leading supplier of ice and beverage systems, which was acquired by Manitowoc Company in 1998.

David T. Richardson, Chief Financial Officer and Director:    Mr. Richardson was appointed Chief Financial Officer and elected as a director of the Company in August of 2003. Prior to joining the Company and since 2001, he served as Managing Partner of Capital Consulting Group, LLC, 6040 Dutchmans Lane, Louisville, Kentucky 40205, a public accounting firm specializing in financial consulting and restructuring services. From 1998 to 2001, he served as Vice President of Finance, for High Speed Access Corp., 9900 Corporate Campus Drive, Louisville, Kentucky 40223, where he was responsible for accounting, financial reporting, and investments. Prior to that, Mr. Richardson was an auditor at PricewaterhouseCoopers, 500 West Main Street, Louisville, Kentucky, 40202, and a commercial lender at Wachovia Bank, 191 Peachtree Street, Atlanta, Georgia 30303. Mr. Richardson is a Certified Public Accountant.

Kenneth B. Fonville, President, Keller Design Center and Director:    Mr. Fonville was appointed President of Keller Design Center and elected as a director of the Company in August of 2003. Prior to joining the Company, Mr. Fonville served as President of Pennsylvania House Furniture, 4620 Grandover Parkway, Greensboro, North Carolina 27417, a division of La-Z-Boy, from 1996-2002.

John C. Schenkenfelder, Director:    Mr. Schenkenfelder has served as First Vice President of Investments with UBS Paine Webber, 100 South Fourth Avenue, Louisville, Kentucky 40205, since 1990. Mr. Schenkenfelder has been a director of the Company since 1992.

Ronald W. Humin, Director:    Mr. Humin has served as Chief Executive Officer of Flexible Materials, Inc., 1202 Port Road, Jeffersonville, Indiana 47130, a manufacturer of wood veneer sheets, since 2001. Prior to that he had served as President of Flexible Materials, Inc. Mr. Humin as been a director of the Company since 1991.

Bradford T. Ray, Director:    Mr. Ray has served as Vice-Chairman and Chief Operating Officer of Steel Technologies, Inc., 15415 Shelbyville Road, Louisville, Kentucky 40245, a producer of precision flat rolled steel, since November 1999. Prior to that he held the position of President and Chief Operating Officer. Mr. Ray has been a director of the Company since 1997.

Philip J. Jacobs, Director:    Mr. Jacobs has served as President of Evans Furniture, 4515 Shelbyville Road, Louisville, Kentucky 40245, a furniture retailer, since 1975. Mr. Jacobs has been a director of the Company since 1984.

Larry M. Roy, Director:    Mr. Roy presently serves as the Executive Vice President of Finance and CFO with Kentucky Manufacturing Company, 2601 South Third Street, Louisville, Kentucky 40208. He previously served as Assistant Controller at KFC Corporation, 1441 Gardiner Lane, Louisville, Kentucky 40213. Mr. Roy is a Certified Public Accountant. Mr. Roy has been a director of the Company since 2003.

Victor P. Roos, Vice President Sales & Marketing:    Mr. Roos was appointed Vice President Sales & Marketing in August of 2003. Prior to joining the company and since 2001, he served in Business Development and Sales Manager positions for flexcel, a division of Kimball International, 1600 Royal Street, Jasper, Indiana 47549, a company specializing in contract furniture manufacturing, among other businesses. From 1998 to 2001, he served in Senior Account Manager and Mold Shop Manager positions for Beach Mold & Tool, 999 Progress Boulevard., New Albany, Indiana 47150, an injection molder and assembler for the automotive, appliance and computer markets. From 1995 to 1998, he served as Materials Manager for Fire King International, 101 Security Parkway, New Albany, Indiana 47150, a manufacturer of fireproof filing cabinets, safe and security products.

George J. Wickham, Vice President — Operations:    Mr. Wickham was appointed Vice President Operations in March of 2003. He is also President of Co-Venture Resources, Inc. 8605 Allisonville Road, Suite 257, Indianapolis, Indiana 46250, a manufacturing consulting firm. From 1990 to 1998 he served as a Manager and Principal at Olive, LLP, 201 North Illinois, Indianapolis, Indiana 46204, where he was responsible for managing the firm-wide consulting practice at Olive, LLP a regional CPA firm. Prior to that Mr. Wickham was President of Compture Information Systems, Inc. an Indianapolis, Indiana based ERP systems provider and software consulting firm.

Chris R. Brown, Vice President — Manufacturing:    Mr. Brown was appointed Vice President — Manufacturing in January of 2003. From 2001 through January 2003, he served as the Plant Manager of the Company’s manufacturing facility in New Salisbury, Indiana. From 1996 through 2001, Mr. Brown served as the Vice President — Engineering of the Company. Mr. Brown has been an employee of the Company since 1982.

Each of the above directors and executive officers is a United States citizen. The address of each is 701 North Water Street, Corydon, Indiana 47112 and the business telephone number of each is (812) 738-2222. During the past five years, none of the above directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the above directors or executive officers has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer or director from future violations of, or prohibiting acts subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Stock Plans of the Company

In July 1997, The Keller Manufacturing Company, Inc. Board of Directors’ Stock Bonus Awards Plan was approved by the Company. Under the terms of the plan, the Company is authorized to grant up to 16,000 shares of common stock to managers and directors in addition to other bonus compensation.

In January 1999, The Keller Manufacturing Company, Inc. Craftsman Stock Option Plan was approved by the Company for eligible employees. Under the terms of the plan, the Company is authorized to grant options of common shares, not to exceed 200,000 shares, to eligible employees and members of the Board of Directors. Options outstanding are generally exercisable immediately upon grant date. All options expire four years after the date of the grant. In August 2003, the Board approved The Keller Manufacturing Company, Inc. 2003 Stock Option Plan and issuance of 560,000 options on common shares to certain executives at an exercise price less than market value with vesting periods over the next four years.

In August 2003, the Board approved The Keller Manufacturing Company, Inc. 2003 Stock Option Plan. Under the plan, 585,000 shares have been authorized for issuance and 560,000 options on common shares have been granted to certain executives at an exercise price less than market value with vesting periods over the next four years.

Stock Buy Back Program

Since the fourth quarter of 2001 through the second quarter of 2003, the Company engaged in purchases of a total of 286,931 shares of the Company’s common stock. The following chart includes certain information on these purchases: state the amount of the securities purchased, the range of prices paid and the average purchase price for each quarter during that period.

Amount of Securities Purchased	Range of Prices Paid	Average Purchase Price

Second Quarter (2003)	91,931	$2.30-2.30	$2.35
First Quarter (2003)	32,500	2.25-2.30	2.34
Fourth Quarter (2002)	75,000	2.35-2.90	2.63
Third Quarter (2002)	---	---	---
Second Quarter (2002)	37,500	3.50-3.50	3.55
First Quarter (2002)	---	---	---
Fourth Quarter (2001)	50,000	2.60-3.00	2.89

Totals	286,931	---	$2.67

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed a Schedule 13E-3 with the SEC regarding this transaction. In addition, the Company files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet World Wide Web site that contains reports, information statements and other information about issuers, including the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

We have not authorized anyone to give any information or make any representation about the transaction that differs from, or adds to, the information in this disclosure document or the Company documents that are publicly filed with the SEC. Therefore, if anyone gives you different or additional information, you should not rely on it.

The information contained in this disclosure document speaks only as of its date, unless the information specifically indicates that another date applies.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows the Company to “incorporate by reference” information in this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document or in any other subsequently filed document that also is incorporated herein by reference.

This document incorporates by reference the documents listed below that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

Commissions Filings (File No. 000-25939)	Filing Date/Period
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended September 30, 2003

ANNEX A

Corporate Finance 909 East Main Street (23219) P.O. Box 1575 Richmond, VA 23218-1575

November 20, 2003

Board of Directors
Keller Manufacturing
701 North Water Street
Corydon, IN 47112

Gentlemen:

        You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Keller Manufacturing Co., (“Keller” or the “Company”) of the cash consideration to be paid to certain shareholders of Keller’s common stock in connection with a proposed going-private transaction of the Company (the “Transaction”).

        You have advised us that, each outstanding shareholder owning less than 500 shares of Keller’s common stock will be converted into the right to receive cash in the amount of $4.00 per share. All other shares not so converted will continue to be outstanding after the Transaction.

        BB&T Capital Markets, a division of Scott & Stringfellow, Inc., as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        We will receive a fee upon the delivery of this opinion and the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors
Keller Manufacturing, Inc.

        In developing our opinion, we have, among other things: (1) reviewed certain publicly available financial statements and other information of the Company; (2) conducted discussions with members of senior management of the Company concerning the Company’s businesses and prospects; (3) reviewed the historical market prices and trading activity for the Company’s common shares and compared such prices and trading activity with those of certain publicly traded companies which we deemed to be relevant; (4) compared the financial position and results of operation of the Company with those of certain publicly traded companies which we deemed to be relevant; (5) reviewed the premiums paid by the purchasers in other business combinations; (6) analyzed a discounted cash flow scenario of the Company based upon estimates of projected financial performance prepared by the management of the Company; and (7) reviewed other such financial studies and anises and performed such other investigations and took into account all other matters as we deemed to be material or otherwise necessary to render our opinion, including our assessment of regulatory, economic, market, and monetary conditions. We did not consider any benefits that may inure to any shareholder of the Company as a result of the Transaction or any related transactions other than in such party’s capacity as a shareholder of the Company.

        In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of Keller, We have not attempted independently to verify such information, not have we made any independent appraisal of the assets of Keller.

        On the basis of our analyses and review in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof the consideration to be paid in the Transaction is fair, from a financial point of view, to the shareholders of Keller Common Stock, including both those shareholders who will receive cash in the Transaction and those shareholders who will remain shareholders after the Transaction.

Very truly yours, BB&T CAPITAL MARKETS A division of Scott & Stringfellow, Inc.